==

LAW OFFICES OF
ANDERSON CALL & WILKINSON
A PROFESSIONAL CORPORATION

1200 EAGLE GATE TOWER
60 EAST SOUTH TEMPLE
SALT LAKE CITY, UTAH 84111
TELEPHONE: (801) 533-9645
FAX: (801) 220-0625

August 12, 2008

Kathryn Jacobson
Senior Staff Accountant
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549   VIA EDGAR

        Re: Amexdrug Corporation (the "Company")
               Form 10-KSB for the Year Ended December
               31, 2007 as amended
               File No. 1-10304

Dear Ms. Jacobson:

        Together with this letter, I am filing on EDGAR as correspondence a
representation letter from the Company.

        In response to your comment concerning whether the Company performed
its assessment of internal control over financial reporting, please note that
such an assessment has been conducted. A new subsection titled Management's
Annual Report on Internal Control Over Financial Reporting has been added to
Item 8A controls and Procedures on pages 35 and 36 that discusses the
assessment.

        Because the disclosure of the assessment was not included in the
initial 10-KSB/A filing, Amexdrug has also disclosed one additional weakness
noted in its disclosure controls and procedures.

        In response to your comment that the Principal Executive Officer and
Principal Financial Officer certifications under Item 601(b)(31) of Regulation
S-B be revised to include the introductory language of paragraph 4 and the
language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B, the
certifications have been so revised, and have been filed as Exhibits 31.1 and
31.2 to the Form 10-KSB/A.

        If you have any questions concerning this letter, the amendment filed
on Form 10-KSB or the revised certifications filed as Exhibits 31.1 and 31.2,
please let me know.

        Sincerely,

==

/s/ Robert N. Wilkinson

Robert N. Wilkinson

RNW/mh
Enclosure
cc: Jack Amin, via email
